FILED BY FINDWHAT.COM
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                                     COMMISSION FILE NO: 0-27331
                                           SUBJECT COMPANY: ESPOTTING MEDIA INC.


THE FOLLOWING IS A SCRIPT FOR A CONFERENCE CALL HELD BY FINDWHAT.COM AND ESPOTTING MEDIA INC. ON JUNE 18, 2003 RELATING TO THE DEFINITIVE AGREEMENT AND PLAN OF MERGER BY WHICH FINDWHAT.COM WILL ACQUIRE ESPOTTING MEDIA INC. PURSUANT TO A MERGER OF A WHOLLY OWNED SUBSIDIARY OF FINDWHAT.COM WITH AND INTO ESPOTTING MEDIA INC.

KAREN YAGNESAK

Good morning. I'd like to thank everyone for joining us on such short notice and welcome shareholders, securities analysts, and others listening today to our announcement regarding FindWhat.com's merger with Espotting Media Inc.

I'd like to remind everyone that today's comments will include forward-looking statements. These statements are subject to risks and uncertainties that may cause actual results and events to differ materially. These risks and uncertainties will be discussed toward the end of this conference call and are also detailed in FindWhat.com's filings with the Securities and Exchange Commission.

In addition FindWhat.com and Espotting Media will be filing a registration statement with the SEC relating to the merger with Espotting. We urge you to read those materials, which will contain more detailed information about the merger, as they become available.

To comply with the SEC's guidance on "fair and open disclosure," we have made this conference call publicly available via webcast at http://www.vcall.com/CEPage.asp?ID=84045 and a replay of the conference call will be available at the same URL for 90 days after the call. I'd now like to turn the call over to Craig Henderson-Pisaris.

CRAIG PISARIS-HENDERSON

Thank you Karen.

It is my pleasure to report that upon unanimous approval from both boards of directors, FindWhat.com, one of the leading performance based-marketing companies operating in the US marketplace, and Espotting Media, the leading performance-based marketing company operating in the European marketplace, have agreed to merge our two companies. Upon completion of this accretive transaction, the new company will possess one of the largest global footprints among all performance-based marketing companies, giving advertisers in 11 different markets the ability to market their products and services to one of the widest audiences available.

As I have referenced over the past 3 to 4 quarters, FindWhat.com has been actively seeking accretive ways to expand into different markets while maintaining a leadership position within the performance-based marketing sector. Our parameters for expansion have been simple. A potential merger or acquisition must 1) leverage our core competency, 2) leverage existing assets including our management team, 3) fit within our horizontal strategy of developing a leading performance-based marketing company, and 4) we must believe it to be an accretive transaction in the near-term with clear implications of the benefits to the marketplace. While this process has been exhausting at times with all of the various opportunities that we have been reviewing, we have held to our simple but strict parameters. It should also be noted that this merger is in keeping with our belief that it is a sound strategy to avoid competing head-to-head with those companies vying directly for the search engine user.

Coincidentally, over the same period of time, Espotting Media had been going through the same process while developing a leadership position within the European marketplace, making the dynamics of this transaction very exciting for both management teams. For those of you in our American audience not familiar with Espotting, Daniel Ishag, Espotting's founder and CEO, will follow with a few highlights of his company's history.

As our teams discussed the possibilities of joining together, we developed the theme that it should be a merger of the bests - Espotting, with their ability to operate effectively and efficiently in multiple languages and across cultures; their success with advertising agencies and large clients; their ability to serve both pan-European portal partners, as well as middle market distribution sources; their innovations with respect to showing advertiser logos and advancing into new services. We believe those strengths, coupled with FindWhat.com's experience with and access to the public markets; our day-to-day management processes and focus on serving the middle markets, which has resulted in industry-leading operating margins; our private label offering; our suite of leading advertiser tools ... we believe joining forces can create a new international leader in performance-based marketing, focused on relentless execution, poised to both share our best practices with each other, and joined together to continue to lead our industry to new, profitable initiatives and opportunities. Moving forward, we believe it will be the diversity of experience of the local management teams and the synergies of the senior management teams that will allow the two companies to create value for our investors, our distribution partners, our advertisers and our employees.

Before turning the call over to Daniel and then to Phillip, I want to note that today FindWhat.com raised its Q2 2003 revenue and EPS guidance. While over the past several months we have been focused on signing our merger agreement with Espotting and reviewing other opportunities to expand beyond our core US paid listings business, our team continues to execute with respect to our core business. It forms a solid foundation for us to launch new initiatives, and one which continues to grow rapidly. It is no coincidence that on the same day that we are announcing our planned merger with Espotting, we are raising our revenue and earnings expectations. I am very proud of the efforts of our entire team, and I am anxious to begin the process of taking the best of what we do, and matching it with the best of what Espotting does.

Now let me turn it over to Daniel.

DANIEL ISHAG

Thank you, Craig. On behalf of Espotting, it is very exciting to see the potential this new company will create in our markets. It has always been my aspiration, and the goal of our team, to lead the expansion of performance based internet marketing across Europe. There were many obstacles in our way, including lack of access to venture capital, negativity in the advertising marketplace, and the complicated logistics of starting a new company and growing it very quickly. We achieved our first major goal of having a pan-European footprint for the business in 2002, and have recently achieved profitability, something we kept as a goal even through our aggressive expansion. We knew that our strong European base would be a key differentiator in the market, and by adding a premium level of customer service to our advertisers, and moving early into content and other forms of monetisation for our distribution partners, we have delivered a broader solution, to more clients, in more countries, than our competitors.

What also became clear to us over the last year, was that the business was going to have to be global to achieve scale and remain competitive. As we looked at the many options for further expansion, we found such a strong compatibility with the team at FindWhat.com, that it soon became a natural conclusion to merge the two successful businesses in order to move both companies to their next logical steps. We are sure now, after working together to complete this merger agreement, that there is much more value in the partnership than we even imagined. As Craig mentioned, the level of like-mindedness is very striking. But even more importantly, the energy and drive to succeed is so clear in both teams, and the old fashioned commitment to servicing our customers so important to both cultures, that we know the offer to the market will be compelling. At the executive level, the balance and experience of the combined group will provide the guidance and insight the company needs to truly, "go global" and continue to bring a blend of value, innovation, and service to every market in which we operate.

Phillip is best placed to give you more detail about the mechanics of our merger, and it is with pleasure that I turn the call over to him.

PHILLIP THUNE

Over the past few months, the more time we spent with our counterparts in Europe, the more each side felt like it was looking into a mirror. Espotting's entrepreneurial spirit, financing history, focus on effectiveness, rapid revenue growth, evaluation of the best opportunities within its market, management structure, and team-based approach are very similar to ours.

As Craig mentioned, we view this transaction as a merger of the bests, and the terms of our planned deal are in this spirit. Most of the merger consideration is in stock, with no collars, as we wanted both sides to benefit on a pro rata basis from any momentum we can create in the months before we close. At closing, the deal calls for FindWhat.com to issue 8.1 million shares of common stock to Espotting's shareholders, and issue 2.1 million options and warrants, primarily to Espotting's employees. We also intend to offer options in the combined entity to Espotting's full team upon closing, as we do annually at FindWhat.com. The merger consideration also includes approximately $27 million in cash, which is subject to adjustment based on relative net assets and other factors.

There are a number of conditions to closing, including registration of the shares issued to Espotting shareholders on a Registration Statement on Form S-4, and approval from shareholders of FindWhat.com and Espotting. Shareholder votes are expected to take place at the two companies' respective stockholder meetings anticipated to be held in Q4 2003.

As part of the merger agreement, each side has secured voting agreements from the other party's principal shareholders, plus FindWhat.com has made a $2 million advance to Espotting. FindWhat.com may seek financing, including a bank line of credit, before the closing in order to provide strategic flexibility for the combined company upon closing. Our intention is to position the combined company to pursue a number of additional opportunities, leveraging any new services that we build or acquire across an international platform. We believe that at closing, the combined entities will generate high free cash flow, and we believe we can leverage that cash generation to invest back into our business to continue, and perhaps to accelerate, the tremendous momentum we have each enjoyed separately.

Together, the two companies currently project 2003 revenue of $142.5 million, with pro forma pre-tax income of $24.5 million. Pro forma pre-tax income does not include Espotting's interest costs which will be eliminated at closing, and does not include Espotting's non-cash stock option compensation expense. As we announced earlier today, FindWhat.com's current projection for full year 2003 revenue is $67.5 million, with $17 million in pre-tax income, while Espotting's current projection for full year 2003 revenue is over $75.0 million, with approximately $7.5 million in pro forma pre-tax income.

As we have stated over the last few quarters, one consideration that is crucial for us in considering strategic opportunities is the impact to our earnings and especially our earnings per share. Our goal is to seek transactions that are accretive in nature in the short-term, so we are pleased to state that we believe this merger will be accretive from day one.

As investors who have followed FindWhat.com for a while should know, when we make financial projections, we review everything that we know as of the date of our projections, including current deals that we have, probable pending deals, and any new opportunities that are far enough along to allow us to estimate when and by how much they will impact our operations. Working with Daniel and other members of Espotting management, we have taken the same approach with respect to Espotting's projections. Espotting has an ongoing relationship with Yahoo! Europe, dating from January 2002; however, given the dynamic nature of the large portal marketplace, the projections I just provided, and the statement I made about this being an accretive transaction, do not include any revenue from the Yahoo! Europe relationship in the fourth quarter, when we hope to close our merger.

I want to touch on that point in a little more detail, as I know relationships with large portals are a big focus in our industry. We will not go into detail on this call regarding Espotting's relationship with Yahoo! Europe, or the future prospects of that partnership. What we do want to make clear is that both FindWhat.com and Espotting understand that when working with the largest Internet destination sites - anywhere in the world - one operates in a highly competitive environment. As both of us have done in the past, we will continue to seek to work with distribution partners of all sizes, on terms that are mutually beneficial. We believe our business model works well with any combination of distribution partners, and thus we provide guidance without Yahoo! Europe to prove that point, not because there are any new developments to report regarding Espotting's current relationship with Yahoo! Europe. We believe an ongoing relationship with Yahoo! would only improve our position in this industry.

I want to mention one other aspect of the merger that we believe is important to understanding the solid foundation being created - upon closing, we believe no single current distribution partner will represent more than 10% to 15% of the combined entities' revenue. While we plan to pursue any and all opportunities that will lead to value for our combined shareholders, we believe that starting with such a diversified base of revenue puts us in a promising position.

Both companies expect that the merger will lead to faster revenue and profit growth in 2004 and beyond than would have been achieved by either company on its own. The companies currently anticipate revenue growth in 2004 of 30-40% and pre-tax income growth of 40-50% compared to the companies' current combined pro forma expectations for 2003. While there may be opportunities to improve operating efficiencies upon closing, these projections do not assume any expense reductions related to the merger, as neither company has operations in any of the other company's markets.

Before I turn it back to Craig to discuss the planned board and management structure for the combined company, I want to discuss the announcement we made today that we continue to work with Applied Semantics. Our policy is to not disclose information about our distribution partners, due to contractual and competitive reasons. On April 30, when we released our Q1 2003 earnings, and discussed our outlook for the remainder of 2003, we felt we should mention the acquisition of Applied Semantics and how that could impact us going forward, in the interests of providing clarity to how we were getting to our projections. Given the uncertainty at that time, we felt it was prudent to anticipate that revenue from that relationship would decline significantly. However, given that we continue to work with Applied Semantics as of today, and that we believe we may have the opportunity to continue to work with Applied Semantics in some fashion going forward, we would prefer not to make any more specific comments with respect to that relationship at this time.

Let me now turn it back to Craig.

CRAIG PISARIS-HENDERSON

The Merger Agreement provides that upon closing of the merger, the board of directors will consist of five board members selected by FindWhat.com, three board members selected by Espotting, and one board member to be agreed upon by the two sides. At the management level, I will continue as president and chief executive officer of the merged company, with Phillip continuing as COO/CFO and Tony Garcia will be continuing on as the CTO for the combined company. Daniel will become Vice Chairman, while Espotting co-founder Sebastian Bishop will become Chief Commercial Officer, Espotting COO Jonathan Bunis will become President-Europe, and Espotting CFO Stephen McDonnell will become Senior Vice President-Europe. FindWhat.com EVP Dave Rae will hold the title of Chief Strategy Officer of the combined company.

In conclusion, Daniel and I and our management teams are very excited about the opportunity to work together and we look forward to forming what we believe will be the premier performance based marketing company. With that, let me open it up for questions.

--------------------------------------------------------------------------------

KAREN YAGNESAK

This conference call has contained certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include, without limitation, statements addressing future financial and operating results; statements relating to the magnitude, timing, effects, and any synergies that may result from the proposed merger; and statements concerning the outcome of any necessary regulatory and stockholder approvals required in connection with the proposed merger. In addition, past performance cannot be relied on as a guide to future performance.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential that the information and estimates used to predict anticipated revenues and expenses were not accurate; either company's failure to retain clients after the announcement of the merger; difficulties executing integration strategies or achieving planned synergies; political and global economic risks attendant to a greater international presence; other economic, business, and competitive factors generally affecting the business of the combined company; risk that the conditions to closing will not be satisfied, including receipt of stockholder and regulatory approvals; risk that transaction costs and integration costs will be higher than anticipated; risk that the transaction will be delayed or not close when expected; the risk that the businesses of the companies may suffer due to uncertainty; the risk that the continuity of either company's operations will be disrupted in the event the transaction does not close; the risk that Espotting will require more cash than anticipated prior to closing; and fluctuations in the trading price and volume of FindWhat.com's common stock. More detailed information regarding other risks affecting FindWhat.com are set forth in FindWhat's filings with the Securities and Exchange Commission, including the Amendment No. 1 to Annual Report on Form 10-KSB for fiscal 2002 and the most recent quarterly reports on Form 10-Q. If any of these risks or uncertainties materializes or any of these assumptions prove incorrect, FindWhat.com's and Espotting's results could differ materially from expectations expressed herein. FindWhat.com is under no obligation to (and expressly disclaims any such obligation to) update or alter the forward-looking statements, whether as a result of new information, future events, or otherwise.

We want you to know about some Additional Information And Where To Find It

FindWhat.com will be filing relevant documents concerning this transaction with the Securities and Exchange Commission, including a Registration Statement on Form S-4 containing a prospectus/proxy statement. FindWhat.com urges investors to read these documents because they will contain important information. Investors will be able to obtain the prospectus/proxy statement and other documents that will be filed by FindWhat.com with the Commission free of charge at the Commission's web site (http://www.sec.gov) or by directing a request after such a filing is made to FindWhat.com, 5220 Summerlin Commons Blvd., Suite 500, Fort Myers, FL 33907, Tel: (239) 561-7245, Attn: Phillip Thune.

FindWhat.com and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about FindWhat.com directors and executive officers and their ownership of FindWhat.com voting securities is set forth in the Amendment No. 1 to Annual Report on Form 10-KSB for FindWhat.com as filed with the Commission on April 30, 2003. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed transaction when it becomes available.

That concludes our call today; thank you all for listening.